UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ROMARCO MINERALS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
775903206
(CUSIP Number)
October 30, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	775903206

1	NAMES OF REPORTING PERSONS Frank E. Holmes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	5	SOLE VOTING POWER

NUMBER OF		19,152,206 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,452,206 shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,452,206 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.43%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No.	775903206

1	NAMES OF REPORTING PERSONS U.S. Global Investors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		19,152,206 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,452,206 shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,452,206 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.43%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	775903206

1	NAMES OF REPORTING PERSONS U.S. Global Investors World Precious Minerals Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		19,152,206 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,152,206 shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,152,206 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.33%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC

ITEM 1.

(a) NAME OF ISSUER:	Romarco Minerals, Inc.

(b) ADDRESS OF ISSUER’S
PRINCIPAL EXECUTIVE OFFICES:	997 Greg Street
Sparks, NV 89431

ITEM 2.

(a) NAME OF PERSON FILING:	Frank E. Holmes
(b) ADDRESS OF PRINCIPAL	7900 Callaghan Road
BUSINESS OFFICE	San Antonio, Texas 78229
(c) CITIZENSHIP:	Canada

(a) NAME OF PERSON FILING:	U.S. Global Investors, Inc.
(b) ADDRESS OF PRINCIPAL	7900 Callaghan Road
BUSINESS OFFICE	San Antonio, Texas 78229
(c) CITIZENSHIP:	Texas

(a) NAME OF PERSON FILING:	U.S. Global Investors World Precious Minerals Fund
(b) ADDRESS OF PRINCIPAL	7900 Callaghan Road
BUSINESS OFFICE	San Antonio, Texas 78229
(c) CITIZENSHIP:	Delaware

(d) TITLE OF CLASS OF SECURITIES:	Common Stock

(e) CUSIP NUMBER:	775903206
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 17 CFR §240.13d-1(b) OR §240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☑	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with 17 CFR 240.13d-1(b)(1) (ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 17 CFR §240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with 17 CFR §240.13d-(1)(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 17 CFR §240.13d-1(b)(1)(ii)(J).
ITEM 4. OWNERSHIP.
The responses to Items 5-11 of the respective cover pages of Mr. Holmes, U.S. Global Investors Inc. (“USGI”), and U.S. Global Investors World Precious Minerals Fund (“World Precious Minerals Fund”) are hereby incorporated by reference in response to Items 4(a)-(c).
USGI is the manager of investment accounts that hold in the aggregate 19,452,206 shares. Mr. Holmes is the chief executive officer and controlling shareholder of USGI. The World Precious Minerals Fund holds 19,152,206 shares. The filing of this Schedule 13G shall not be construed as an admission that any reporting person or its affiliates is for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Section 13G.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
See Item 4 above.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable
ITEM 10. CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of: November 6, 2009.

FRANK E. HOLMES
/s/ Susan B. McGee
(Signature) By: Susan B. McGee, Power of Attorney

U.S. GLOBAL INVESTORS, INC.
By:	Susan B. McGee
President, General Counsel

/s/ Susan B. McGee
(Signature)

U.S. GLOBAL INVESTORS FUNDS
By:	Susan B. McGee
Executive Vice President, Secretary

/s/ Susan B. McGee
(Signature)

Exhibit A
Joint Filing Agreement
We, the undersigned, hereby express our agreement that the attached Schedule 13G, and any amendments thereto, is filed jointly on behalf of each of us pursuant to Rule 13d-1(k) of the Exchange Act.
Dated as of: November 6, 2009.

FRANK E. HOLMES
/s/ Susan B. McGee
(Signature) By: Susan B. McGee, Power of Attorney

U.S. GLOBAL INVESTORS, INC.
By:	Susan B. McGee
President, General Counsel

/s/ Susan B. McGee
(Signature)

U.S. GLOBAL INVESTORS FUNDS
By:	Susan B. McGee
Executive Vice President, Secretary

/s/ Susan B. McGee
(Signature)